Exhibit 99.1

Seaspan Corporation
Unit 2, 2nd Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Completes First Tranche of Warrant Investment

With Fairfax Financial Holdings Limited

HONG KONG, China, July 16, 2018 – Seaspan Corporation (NYSE: SSW) (“Seaspan” or the “Company”), the world’s largest independent containership owner operator, today announced the the exercise by certain affiliates of Fairfax Financial Holdings Limited (collectively, “Fairfax”) of all the warrants issued to Fairfax on the closing of Fairfax’s first debenture investment of $250 million on February 14, 2018, resulting in the acquisition by Fairfax of approximately 38.46 million Class A common shares at an exercise price of $6.50 per share for proceeds of $250 million.

The exercise of these warrants is part of a definitive agreement with Fairfax, previously announced on May 31, 2018, which provides that Fairfax will immediately exercise all of the warrants that will be issued to Fairfax in January 2019 in connection with the closing of Fairfax’s second debenture investment of $250 million pursuant to the subscription agreement dated March 13, 2018. Upon exercise of the warrants in January 2019, Fairfax will acquire another approximately 38.46 million Class A common shares at an exercise price of $6.50 per share, for an aggregate exercise price of $250 million, bringing its total equity investment in Seaspan to $500 million.

In consideration for the early exercise by Fairfax of these two tranches of warrants, which by their terms would not have expired until 2025 and 2026, respectively, Seaspan issued today to Fairfax additional warrants to acquire 25 million Class A common shares at an exercise price of $8.05 per share, which warrants have a seven year term. In addition, Seaspan and Fairfax have amended the terms of the existing debentures that were issued on February 14, 2018 and the new debentures that will be issued on or about January 15, 2019 to allow Fairfax to call for early redemption of some or all of those debentures on each respective anniversary date of issuance.

The definitive agreement relating to the issuance by Seaspan of debentures and warrants to Fairfax in January 2019 provides for customary closing conditions. For additional information, please refer to Seaspan’s report issued on Form 6-K to be filed on July 16, 2018.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements. The securities have not been registered under the United States Securities Act of 1933, as amended.

About Seaspan

Seaspan is the leading independent charter owner of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters from the world’s largest container shipping liners. Seaspan’s operating fleet consists of 112 containerships with a total capacity of more than 900,000 TEU, an average age of approximately 5 years and an average remaining lease period of approximately 5 years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSW PR G	Series G preferred shares
SSW PR H	Series H preferred shares
SSWN	6.375% senior unsecured notes due 2019
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025

About Fairfax Financial Holdings Limited

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current views only as of the date of this release and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, expected 2019 annual EBITDA from Greater China Intermodal Investments LLC, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

For Investor Relations Inquiries:

Mr. Anthony Gerstein

Senior Director, Investor Relations

Seaspan Corporation

Tel. 646-659-4050

Email: agerstein@seaspanltd.ca

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